ANALTYTICAL SURVEYS, INC.
665 Martinsville Road
Basking Ridge, NJ 07920

April 27, 2008

Ta Tanisha Meadows
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Analytical Surveys, Inc.
Item 4.01 Form 8-K
Filed April 3, 2008
File No. 000-13111

Dear Ms. Meadows:

Analytical Surveys, Inc. (the "Company"), hereby responds to the comments contained in your April 4, 2008 comment letter.

Item 4.01 Form 8-K filed on April 3, 2008

1.
In the second paragraph, please revise to clarify that Malone and Bailey’s report contained an explanatory paragraph regarding your ability to continue as a going concern, rather than a qualification.  In this regard, we believe that your reference to a going concern qualification implies that the auditors did not issue an unqualified opinion.

Response:                                The Company is amending its Current Report of Form 8-K (the “Current Report”) to make the revision suggested by the Staff.

2.
Your disclosure with respect to the former auditors’ reports in the second paragraph only covers the past year.  Please revise to state whether the former accountants’ reports for the past two years contained an adverse or disclaimer of opinion or were qualified or modified as to uncertainty, scope or accounting principles.  Alternatively, you may wish to disclose that Malone and Bailey only reported on the most recent fiscal year, if true.  See Item 304(a)(1)(ii) of Regulation S-B.

Response:                                The Company is amending the Current Report to disclose that Malone and Bailey only reported on the most recent fiscal year.

3.
Please revise to state the period for which there were no disagreements between you and your former auditors.  This should include the two most recent fiscal years and the subsequent interim period through April 2, 2008.  Alternatively, you may disclose the date you engaged Malone and Bailey and state that there were no disagreements, if true, from this date through April 2, 2008.

Response:                                The Company is amending the Current Report to disclose the date Malone and Bailey was engaged and that there were no disagreements from such engagement date through April 2, 2008.

4.
The disclosure in the paragraph under (b) should refer to the two most recent fiscal years and the subsequent interim period through April 2, 2008.  Please revise accordingly.  Refer to Item 304(a)(2) of Regulation S-B.

Response:                                The Company is amending the Current Report to make the revision suggested by the Staff.

5.
To the extent that you make changes to your disclosures in an amendment to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees or disagrees with the statements made in the filing.

Response:                                The amended Current Report will contain an updated Exhibit 16 letter from our former accountant.

The Company acknowledges that:  (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Johnson
Michael Johnson
Chief Financial Officer